UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

As at September 9, 2005

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: September 9, 2005

Print the name and title of the signing officer under his signature.

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Taseko Mines Limited
1020 - 800 W Pender Street
Vancouver BC Canada
V6C 2V6 Canada
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667-2114
www.tasekomines.com

DIRECTOR RESIGNATION

September 9, 2005, Vancouver, BC - Taseko Mines Limited (TSX Venture: TKO; AMEX: TGB) announces the resignation of Tom Milner as Chief Operating Officer and Director of the Company, effective September 13, 2005. Mr. Milner will continue to be available on a part time basis for consulting to Taseko and the Hunter Dickinson group.

Mr. Milner has been involved with the Gibraltar operation for nearly 16 years. He led the team that maintained the Gibraltar facilities during the five years that the operation was on standby due to low copper prices. He was also instrumental in the plans and negotiations that lead to resumption of copper production at Gibraltar in October 2004; and supervising other activities such as revamping the molybdenum circuit that began full operation earlier this year. The Board and Management acknowledge his contribution and express their appreciation for his guidance of the successful re-start that lead to the Company's recently released positive financial results.

For further details on Taseko, please visit the Company's website at www.tasekomines.com, or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

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No regulatory authority has approved or disapproved the information contained in this news release.